ONE FEDERAL PLACE 1819 5TH AVENUE NORTH, SUITE 1100 BIRMINGHAM, ALABAMA 35203-2122 205-244-5200 FAX 205-244-5400 www.joneswalker.com

Michael D. Waters Direct Dial: 205-244-5210 Direct Fax: 205-244-5410 mwaters@joneswalker.com

October 15, 2015

Michael R. Clampitt

Senior Staff Attorney

Office of Financial Services I

United States Securities and Exchange Commission

Mail Stop 4720

Washington DC 20549

Re:	River Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed July 31, 2015
File No. 333-205986

Dear Mr. Clampitt:

In response to your letter of October 8, 2015, regarding Amendment No. 1 referenced above River Financial Corporation amends its registration statement by providing the following responses.

The Staff’s comments appear below in bold and the Company’s responses follow each comment.

Historical and Pro Form Per Share Data for River Financial and Keystone, page 24

1.	We have reviewed your response to our prior comment number 22. Please revise the disclosure to address the dividends paid in 2015.

The disclosures to address the dividends has been provided on page 24.

ALABAMA • ARIZONA • CALIFORNIA •  DISTRICT OF COLUMBIA • FLORIDA • GEORGIA • LOUISIANA • MISSISSIPPI • NEW YORK • OHIO • TEXAS

October 15, 2015

Comparative Per Share Data, page 25

2.	We have reviewed your response to our prior comment number 23. Please revise to provide the pro forma equivalent per share information giving effect to the merger.

The revision has been made on page 25.

3.	We have reviewed your response to our prior comment number 24. Please revise the first paragraph to indicate the information that has been provided is as if the merger had become effect on January 1, 2014.

The revision has been made on page 24 and for clarity that paragraph has been moved to page 24.

We also note that the page number cross references have been filled in and a few minor updates to the “Supervision and Regulation” section have been added.

We will be happy to respond to additional comments or to provide additional information.

Sincerely,

/s/ Michael D. Waters

Michael D. Waters

MDW/pg

Enclosures

cc:	Jimmy Stubbs
Rebecca Hallman
Ray Smith
Josh Samples